Exhibit 99.1

JD.com Announces Second Quarter 2018 Results

Beijing, China—August 16, 2018—JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company and retail infrastructure service provider, today announced its unaudited financial results for the quarter ended June 30, 2018.

Second Quarter 2018 Highlights

•                                          Net revenues1 for the second quarter of 2018 were RMB122.3 billion (US$218.5 billion), an increase of 31.2% from the second quarter of 2017. Net service revenues for the second quarter of 2018 were RMB11.8 billion (US$1.8 billion), an increase of 51.0% from the second quarter of 2017.

•                                          Operating margin of JD Mall before unallocated items3 for the second quarter of 2018 was 1.1%, as compared to 0.8% for the same period last year.

•                                          Net loss from continuing operations attributable to ordinary shareholders for the second quarter of 2018 was RMB2,212.5 million (US$334.4 million), compared to RMB287.0 million for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders4 for the second quarter of 2018 was RMB478.1 million (US$72.3 million), compared to RMB976.5 million for the same period last year.

•                                          Diluted EPS and Non-GAAP Diluted EPS. Diluted net loss per ADS from continuing operations for the second quarter of 2018 was RMB1.54 (US$0.23), compared to RMB0.20 for the second quarter of 2017. Non-GAAP diluted net income per ADS from continuing operations for the second quarter of 2018 was RMB0.33 (US$0.05), compared to RMB0.67 for the same quarter last year.

•                                          Annual active customer accounts increased by 21.5% to 313.8 million in the twelve months ended June 30, 2018 from 258.3 million in the twelve months ended June 30, 2017.

“As China’s most trusted e-commerce platform, JD continues to win over quality-focused customers with a premium shopping experience and an unrivaled level of service, no matter where they choose to shop,” said Richard Liu, Chairman and CEO of JD.com. “We are also seeing more corporate clients, both Chinese and international, leveraging JD’s superior technology and retail infrastructure to help take their businesses to the next level. We will continue to prioritize technology innovation to empower our partners with enhanced capabilities and improved efficiency, helping us to realize our ‘Retail as a Service’ strategy, and driving our next phase of growth.”

1  The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

2  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 29, 2018, which was RMB6.6171 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

3  Unallocated items are consistent with non-GAAP adjustments and include revenue from business cooperation arrangements with equity investees, share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, and impairment of goodwill and intangible assets, which are not allocated to segments.

4  Non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, fair value changes of long-term investments, gain on disposals/revaluation of investments, and certain other non-cash gain or loss items from net income/(loss) attributable to ordinary shareholders. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“We are pleased to see continued healthy performance in the second quarter, with solid revenue growth and improved margins in our core JD Mall business,” said Sidney Huang, Chief Financial Officer of JD.com. “Our new business initiatives continue to gain impressive traction across the industry. We will maintain a balanced, long-term approach to investing in the technologies that will define the future of retail.”

Recent Business Developments

•                                          In June, Google invested $550 million in JD as part of a new strategic partnership. The companies will work together to explore joint development of retail solutions, enabling personalized and frictionless shopping experiences in several regions around the world. Furthermore, JD will join Google Shopping to offer a curated selection of high-quality products to consumers across multiple regions. In the future, the two companies will also explore cooperation opportunities in areas such as artificial intelligence (“AI”), augmented reality (“AR”), virtual reality and unmanned technology, among others.

•                                          In April, JD.com launched a strategic partnership with iQiyi, an innovative market-leading online entertainment service in China, to offer bundled memberships allowing users who purchase one-year memberships for either iQiyi or JD to enjoy the premium service and benefits of both platforms. JD will continue to introduce new diversified value-added services and benefits for JD Plus members, further enhancing its premium online shopping experience and expanding the company’s paid-subscriber base.

•                                          In the second quarter, JD.com continued to strengthen its position as the go-to trusted platform in China for premium brands. For example, Japanese lifestyle brand, MUJI, launched its flagship store on JD, giving JD users access to its full range of high-quality products and a superior shopping experience by leveraging JD’s integrated logistics services. In addition, the 130-year-old Swiss watch brand, Carl F. Bucherer, made its world e-commerce debut with the launch of its official online direct sales flagship store on JD, reflecting the trust top international brands have in JD as the most reliable online channel to tap into the Chinese market.

•                                          In July, international luxury brand, Balenciaga, launched an e-flagship store on JD’s luxury platform TOPLIFE, complete with 24/7 customer service and JD’s exclusive white glove delivery service, JD Luxury Express. By providing a premium experience on TOPLIFE that complements what luxury brands offer in their own brick-and-mortar stores, JD is enabling Balenciaga and other leading brands to strengthen their omnichannel strategies in China.

•                                          In August, as part of its boundaryless retail strategy, JD launched a cooperation with China-based home furnishing retailer Qumei. Leveraging JD’s extensive product selection, Qumei expanded its offering from furniture to a wide range of home products. JD’s ability to use big data to build accurate customer profiles has enabled Qumei to more effectively match its product selection with consumer demand. With the help of cutting-edge JD technologies such as AI-based facial recognition and AR features, the cooperation is enabling Qumei to deliver a fully-interactive shopping experience in its traditional offline stores.

•                                          In April, JD.com launched its open AI platform, NeuHub, offering a set of AI services ranging from natural language processing, speech recognition, computer vision, and machine learning. One of the platform’s successful applications is the new sentiment analysis API on NeuHub. This API, developed fully in-house by JD, leverages a large volume of historical data on JD’s platform, to allow JIMI, JD’s automated customer service assistant, to more precisely identify customers’ emotions and express the appropriate sentiment when replying through online chat. The new functionality has significantly increased user satisfaction on JD’s online chat service.

•                                          In the second quarter, to reduce product-to-customer distance and provide customers with innovative delivery options, JD Logistics launched its “Flash Delivery” initiative. JD Logistics is now able to offer delivery times ranging from several minutes to about one hour for selected merchandise in certain areas through optimally allocating merchandise across its distribution network, including front-line metropolitan distribution centers, delivery stations and partners’ offline stores, based on its analysis of customer demands.

•                                          In July, JD.com deployed a team of drone engineers as well as drones and ancillary vehicles to support the Beijing municipal government’s storm relief efforts. This was JD’s first disaster relief effort following its establishment of China’s first nationwide drone rescue team in May 2018. JD drones were previously called upon to transport emergency medicines and daily necessities to a remote cliff village in Sichuan province.

•                                          As of July 31, 2018, JD.com’s joint venture, Dada-JD Daojia, had partnered with over 200 Walmart stores and 500 Yonghui stores, among numerous other supermarkets and grocery stores, to provide a premium online fresh grocery shopping experience with one-hour home delivery service. Dada-JD Daojia is China’s leading on-demand logistics and omnichannel e-commerce platform.

•                                          During the second quarter, JD expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of June 30, 2018, JD.com operated 521 warehouses covering an aggregate gross floor area of 11.6 million square meters in China.

•                                          JD.com had over 170,000 merchants on its online marketplace, and a total of 173,904 full-time employees as of June 30, 2018.

Second Quarter 2018 Financial Results

Net Revenues.  For the second quarter of 2018, JD.com reported net revenues of RMB122.3 billion (US$18.5 billion), representing a 31.2% increase from the same period in 2017. Net product revenues increased by 29.4%, while net service revenues increased by 51.0% in the second quarter of 2018, from the second quarter of 2017.

Cost of Revenues.  Cost of revenues increased by 31.3% to RMB105.8 billion (US$16.0 billion) in the second quarter of 2018 from RMB80.6 billion in the second quarter of 2017. This increase was primarily due to the growth of the company’s direct sales business, costs related to the logistics services provided to merchants and other partners, as well as traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 28.7% to RMB8.2 billion (US$1.2 billion) in the second quarter of 2018 from RMB6.4 billion in the second quarter of 2017. Fulfillment expenses as a percentage of net revenues was 6.7%, compared to 6.8% in the same period last year.

Marketing Expenses.  Marketing expenses increased by 29.1% to RMB5.3 billion (US$0.8 billion) in the second quarter of 2018 from RMB4.1 billion in the second quarter of 2017.

Technology and Content Expenses.  Technology and content expenses increased by 79.8% to RMB2.8 billion (US$0.4 billion) in the second quarter of 2018 from RMB1.5 billion in the second quarter of 2017, as a result of the company’s continual investment in top R&D talent and technology infrastructure.

General and Administrative Expenses.  General and administrative expenses increased by 23.1% to RMB1.3 billion (US$0.2 billion) in the second quarter of 2018 from RMB1.0 billion in the second quarter of 2017.

Loss from operations and Non-GAAP income from operations5.  Operating loss from continuing operations for the second quarter of 2018 was RMB1,033.9 million (US$156.2 million), compared to RMB403.0 million for the same period last year. Non-GAAP operating income from continuing operations for the second quarter of 2018 was RMB113.2 million (US$17.1 million), as compared to RMB581.9 million in the second quarter of 2017. Operating margin of JD Mall before unallocated items for the second quarter of 2018 was 1.1%, as compared to 0.8% for the same period last year.

Non-GAAP EBITDA6 from continuing operations for the second quarter of 2018 was RMB922.4 million (US$139.4 million), as compared to RMB1,109.4 million for the second quarter of 2017.

Others, net.  Others, net from continuing operations for the second quarter of 2018 was a loss of RMB1,185.8 million (US$179.2 million), compared with an income of RMB114.4 million for the second quarter of 2017. The loss was primarily due to the loss from fair value change of long-term investments of RMB2.7 billion (US$0.4 billion) in accordance with the new financial instruments accounting standard adopted on January 1, 2018, partially offset by the realized gain from disposal of Ele.me of RMB1.3 billion (US$0.2 billion).

Net loss attributable to ordinary shareholders and Non-GAAP Net income attributable to ordinary shareholders.  Net loss from continuing operations attributable to ordinary shareholders for the second quarter of 2018 was RMB2,212.5 million (US$334.4 million), compared to RMB287.0 million for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders for the second quarter of 2018 was RMB478.1 million (US$72.3 million), compared to RMB976.5 million for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS.  Diluted net loss per ADS from continuing operations for the second quarter of 2018 was RMB1.54 (US$0.23), compared to RMB0.20 for the second quarter of 2017. Non-GAAP diluted net income per ADS from continuing operations for the second quarter of 2018 was RMB0.33 (US$0.05), as compared to RMB0.67 for the second quarter of 2017.

5  Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. Non-GAAP operating margin is calculated by dividing non-GAAP income/(loss) from operations by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

6  Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Cash Flow and Working Capital

As of June 30, 2018, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB52.8 billion (US$8.0 billion), compared to RMB38.4 billion as of December 31, 2017. For the second quarter of 2018, free cash flow from continuing operations of the company was as follows:

	For the three months ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
	(In thousands)

Net cash provided by operating activities from continuing operations	19,715,409	16,413,556	2,480,476
Add: Impact from JD Finance related credit products included in the operating cash flow	3,748,681	1,479,633	223,607
Less: Capital expenditures
Land use rights and construction in progress	(907,277)	(3,837,257)	(579,900)
Other CAPEX	(397,871)	(906,750)	(137,031)
Free cash flow	22,158,942	13,149,182	1,987,152

Net cash used in investing activities from continuing operations was RMB20.3 billion (US$3.1 billion) for the second quarter of 2018, consisting primarily of cash paid for capital expenditures of RMB4.7 billion, increases in investments in equity investees and investment securities of RMB11.2 billion, and increases in loans to JD Finance of RMB4.0 billion.

Net cash provided by financing activities from continuing operations was RMB4.8 billion (US$0.7 billion) for the second quarter of 2018, consisting primarily of proceeds from issuance of ordinary shares of RMB3.5 billion and proceeds from long-term borrowings of RMB2.9 billion, partially offset by repayment of nonrecourse securitization debt of RMB1.8 billion.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Half-Year Supplemental Information

The table below sets forth the half-year segment operating results:

	For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
	(In thousands)
Net revenues:
JD Mall	165,868,107	216,427,623	32,707,323
New businesses*	2,338,800	6,035,208	912,062
Inter-segment**	(201,344)	(521,366)	(78,790)
Total segment net revenues	168,005,563	221,941,465	33,540,595
Unallocated items	414,599	477,466	72,156
Total consolidated net revenues	168,420,162	222,418,931	33,612,751

Operating income:
JD Mall	2,389,006	3,377,223	510,378
New businesses	(379,634)	(2,415,888)	(365,096)
Total segment operating income	2,009,372	961,335	145,282
Unallocated items	(1,751,033)	(1,990,823)	(300,860)
Total consolidated operating income	258,339	(1,029,488)	(155,578)

* New businesses of the company include logistics services provided to third parties, technology initiatives, and overseas business.

** The inter-segment eliminations mainly consisted of services provided by JD Mall to the overseas business, and services provided by JD Logistics to the vendors of JD Mall, which were recorded as a deduction of cost of revenues at the consolidated level.

The table below sets forth the half-year revenue information:

	For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	USD
	(In thousands)

Electronics and home appliance revenues	112,424,887	139,329,043	21,055,907
General merchandise revenues	42,786,575	62,657,814	9,469,075
Net product revenues	155,211,462	201,986,857	30,524,982

Marketplace and advertising revenues[7]	11,174,495	15,321,947	2,315,508
Logistics and other service revenues[7]	2,034,205	5,110,127	772,261
Net service revenues	13,208,700	20,432,074	3,087,769

Total net revenues	168,420,162	222,418,931	33,612,751

Recent Development

In the second quarter of 2018, JD Finance entered into a definitive agreement with certain investors, including China International Capital Corporation, Bank of China, China Securities Co. and CITIC Capital, for its Series B financing round, valuing JD Finance at over RMB130 billion on a post-money basis. The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2018. As of June 30, 2017, JD Finance has been deconsolidated from JD.com as a result of the reorganization of JD Finance. Pursuant to the agreements relating to the reorganization of JD Finance, in exchange for certain licenses and services provided by JD.com to JD Finance, JD.com will receive 40% of the future pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis, and JD.com may be able to convert its profit-sharing right into 40% of JD Finance’s equity interest, subject to applicable regulatory approvals. Upon completion of JD Finance’s series B financing, the foregoing percentage of profit sharing and maximum equity interest issuance to JD.com will be diluted proportionally to approximately 36%.

Third Quarter 2018 Guidance

Net revenues for the third quarter of 2018 are expected to be between RMB104.5 billion and RMB109.0 billion, representing a growth rate between 25% and 30% compared with the third quarter of 2017. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

7  Marketplace and advertising revenues were RMB10,719 million, RMB17,075 million, and RMB25,391 million, and logistics and other service revenues were RMB2,387 million, RMB3,272 million, and RMB5,116 million, for the years ended December 31, 2015, 2016 and 2017, respectively.

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on August 16, 2018, (8:00 pm, Beijing/Hong Kong Time on August 16, 2018) to discuss the second quarter 2018 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004

Hong Kong	+852-3018-6771 or 800-906-601

Mainland China	400-6208-038 or 800-8190-121

International	+65-6713-5090

Passcode:	3184909

A telephone replay will be available from 11:00 am, Eastern Time on August 16, 2018 through 09:59 am, Eastern Time on August 24, 2018. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International	+61-2-8199-0299

Passcode:	3184909

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading technology driven e-commerce company and retail infrastructure service provider in China. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals/revaluation of investments, preferred shares redemption value accretion, income from non-compete agreement, reconciling items on the share of equity method investments, fair value change of long-term investments, impairment of goodwill, intangible assets and investments. The company defines free cash flow as operating cash flow adding back the impact from JD Finance related credit products included in the operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Finance related credit products included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	25,688,327	35,233,948	5,324,681
Restricted cash	4,110,210	4,790,145	723,904
Short-term investments	8,587,852	12,752,469	1,927,199
Accounts receivable, net (including JD Baitiao of RMB13.7 billion and RMB14.3 billion as of June 30, 2018 and December 31, 2017, respectively)(1)	16,359,147	17,190,336	2,597,866
Advance to suppliers	394,574	330,997	50,021
Inventories, net	41,700,379	43,402,631	6,559,162
Prepayments and other current assets	7,391,602	9,480,073	1,432,663
Amount due from related parties	10,796,561	8,609,031	1,301,028
Total current assets	115,028,652	131,789,630	19,916,524
Non-current assets
Property, equipment and software, net	12,574,178	16,045,853	2,424,907
Construction in progress	3,196,516	4,844,185	732,071
Intangible assets, net	6,692,717	5,986,162	904,650
Land use rights, net	7,050,809	7,180,304	1,085,113
Goodwill	6,650,570	6,823,776	1,031,234
Investment in equity investees	18,551,319	26,591,550	4,018,611
Investment securities	10,027,813	12,125,927	1,832,514
Deferred tax assets	158,250	132,402	20,009
Other non-current assets (including JD Baitiao of RMB0.6 billion and RMB0.9 billion as of June 30, 2018 and December 31, 2017, respectively)(1)	2,227,942	5,223,664	789,419
Amount due from related parties	1,896,200	1,896,200	286,561
Total non-current assets	69,026,314	86,850,023	13,125,089
Total assets	184,054,966	218,639,653	33,041,613

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	200,000	—	—
Nonrecourse securitization debt(1)	12,684,881	11,858,267	1,792,064
Accounts payable	74,337,708	87,499,004	13,223,165
Advances from customers	13,605,298	11,934,138	1,803,530
Deferred revenues	1,592,332	1,905,517	287,969
Taxes payable	658,220	283,739	42,880
Amount due to related parties	54,342	193,448	29,235
Accrued expenses and other current liabilities	15,117,840	19,698,400	2,976,893
Total current liabilities	118,250,621	133,372,513	20,155,736
Non-current liabilities
Deferred revenues	1,273,545	869,828	131,452
Nonrecourse securitization debt(1)	4,475,238	304,563	46,027
Unsecured senior notes	6,447,357	6,535,424	987,657
Deferred tax liabilities	882,248	884,974	133,740
Long-term borrowings	—	2,977,470	449,966
Other non-current liabilities	337,254	302,103	45,655
Total non-current liabilities	13,415,642	11,874,362	1,794,497
Total liabilities	131,666,263	145,246,875	21,950,233

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$

Redeemable non-controlling interests	—	14,483,822	2,188,847

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,965,816 shares issued and 2,892,535 shares outstanding as of June 30, 2018)	52,040,814	58,257,287	8,804,050
Non-controlling interests	347,889	651,669	98,483
Total shareholders’ equity	52,388,703	58,908,956	8,902,533
Total liabilities, redeemable non-controlling interests and shareholders’ equity	184,054,966	218,639,653	33,041,613

(1) Due to certain pre-existing contractual arrangement, the company remains as the legal owner of the consumer credit (known as JD Baitiao) receivables until they are repaid or sold through the new asset-backed securitization (“ABS”) plan as described below. JD Finance continues to perform the credit risk assessment services for the JD Baitiao business and purchase the over-due receivables from the company at carrying value to absorb the risks and obtain the rewards from JD Baitiao business. The company also assisted JD Finance in various ABS to raise funds to support the JD Baitiao business. JD Finance acts as the servicer of the ABS and also subscribes to the subordinate tranche. Due to the company’s continuing involvement right in ABS under the historical arrangement prior to October 2017, the company was not able to derecognize the related Baitiao receivables through the legacy ABS under U.S. GAAP. Beginning October 2017, the company revised certain structural arrangements for the issuance of ABS to relinquish its continuing involvement right, and has been able to derecognize certain Baitiao receivables through the new ABS plan. As a result, the balances of Baitiao receivables are expected to decrease gradually in the future with the adoption of the new ABS plan, and nonrecourse securitization debt balance will gradually decrease upon the settlement of the legacy ABS plan.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	85,386,013	110,488,781	16,697,463	155,211,462	201,986,857	30,524,982
Net service revenues	7,815,962	11,802,249	1,783,598	13,208,700	20,432,074	3,087,769
Total net revenues	93,201,975	122,291,030	18,481,061	168,420,162	222,418,931	33,612,751
Operating expenses(4)(5)
Cost of revenues	(80,554,156)	(105,777,074)	(15,985,413)	(144,947,882)	(191,746,673)	(28,977,448)
Fulfillment	(6,380,658)	(8,214,954)	(1,241,473)	(11,531,242)	(15,388,353)	(2,325,543)
Marketing	(4,075,143)	(5,261,139)	(795,082)	(6,874,674)	(8,752,558)	(1,322,718)
Technology and content	(1,546,390)	(2,780,551)	(420,207)	(2,835,451)	(5,193,585)	(784,873)
General and administrative	(1,048,612)	(1,291,231)	(195,135)	(1,972,574)	(2,367,250)	(357,747)
Total operating expenses	(93,604,959)	(123,324,949)	(18,637,310)	(168,161,823)	(223,448,419)	(33,768,329)
Income/(loss) from operations	(402,984)	(1,033,919)	(156,249)	258,339	(1,029,488)	(155,578)
Other income/(expenses)
Share of results of equity investees	(372,648)	(260,249)	(39,330)	(892,689)	(756,846)	(114,377)
Interest income(2)	542,282	606,022	91,584	914,607	1,151,747	174,056
Interest expense(3)	(208,434)	(239,894)	(36,254)	(398,540)	(468,558)	(70,810)
Others, net	114,393	(1,185,801)	(179,203)	159,157	617,568	93,329
Income/(loss) before tax	(327,391)	(2,113,841)	(319,452)	40,874	(485,577)	(73,380)

(2) Interest income charged to JD Finance in relation to nonrecourse securitization debt were RMB140.3 million and RMB161.5 million for the three months ended June 30, 2017 and 2018, respectively, same as the interest expense below.

(3) Interest expense in relation to nonrecourse securitization debt were RMB140.3 million and RMB161.5 million for the three months ended June 30, 2017 and 2018, respectively.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$	RMB	RMB	US$

Income/(loss) before tax	(327,391)	(2,113,841)	(319,452)	40,874	(485,577)	(73,380)
Income tax expenses	16,267	(163,334)	(24,684)	(73,416)	(314,352)	(47,506)
Net loss from continuing operations	(311,124)	(2,277,175)	(344,136)	(32,542)	(799,929)	(120,886)
Net income/(loss) from discontinued operations, net of tax	(70,199)	—	—	6,915	—	—
Net loss	(381,323)	(2,277,175)	(344,136)	(25,627)	(799,929)	(120,886)
Net loss from continuing operations attributable to non-controlling interests shareholders	(24,112)	(65,434)	(9,889)	(44,304)	(113,306)	(17,123)
Net loss from discontinued operations attributable to non-controlling interests shareholders	(2,717)	—	—	(5,030)	—	—
Net income from continuing operations attributable to mezzanine classified non-controlling interests shareholders	—	729	110	—	907	137
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	141,882	—	—	281,021	—	—
Net loss attributable to ordinary shareholders	(496,376)	(2,212,470)	(334,357)	(257,314)	(687,530)	(103,900)

Including: Net loss from discontinued operations attributable to ordinary shareholders	(209,364)	—	—	(269,076)	—	—
Net income/(loss) from continuing operations attributable to ordinary shareholders	(287,012)	(2,212,470)	(334,357)	11,762	(687,530)	(103,900)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
(4) Includes share-based compensation expenses as follows:
Cost of revenues	(5,558)	(14,535)	(2,197)	(9,316)	(27,956)	(4,225)
Fulfillment	(119,567)	(113,113)	(17,094)	(196,538)	(196,405)	(29,681)
Marketing	(38,689)	(50,669)	(7,657)	(59,462)	(85,172)	(12,871)
Technology and content	(176,344)	(291,078)	(43,989)	(292,728)	(466,980)	(70,572)
General and administrative	(407,070)	(468,388)	(70,784)	(725,372)	(795,378)	(120,200)
(5) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(40,673)	(41,892)	(6,331)	(82,217)	(83,779)	(12,661)
Marketing	(304,430)	(307,140)	(46,416)	(605,531)	(610,951)	(92,329)
Technology and content	(20,661)	(24,261)	(3,666)	(41,322)	(48,522)	(7,333)
General and administrative	(76,820)	(76,820)	(11,609)	(153,146)	(153,146)	(23,144)

Net income/(loss) per share:
Basic
Continuing operations	(0.10)	(0.77)	(0.12)	0.004	(0.24)	(0.04)
Discontinued operations	(0.07)	—	—	(0.09)	—	—
Net loss per share	(0.17)	(0.77)	(0.12)	(0.09)	(0.24)	(0.04)
Diluted
Continuing operations	(0.10)	(0.77)	(0.12)	0.004	(0.24)	(0.04)
Discontinued operations	(0.07)	—	—	(0.09)	—	—
Net loss per share	(0.17)	(0.77)	(0.12)	(0.09)	(0.24)	(0.04)

Net income/(loss) per ADS:
Basic
Continuing operations	(0.20)	(1.54)	(0.23)	0.01	(0.48)	(0.07)
Discontinued operations	(0.15)	—	—	(0.19)	—	—
Net loss per ADS	(0.35)	(1.54)	(0.23)	(0.18)	(0.48)	(0.07)
Diluted
Continuing operations	(0.20)	(1.54)	(0.23)	0.01	(0.48)	(0.07)
Discontinued operations	(0.15)	—	—	(0.19)	—	—
Net loss per ADS	(0.35)	(1.54)	(0.23)	(0.18)	(0.48)	(0.07)

JD.com, Inc.

Unaudited Non-GAAP Net Income Per ADS from Continuing Operations

(In thousands, except per share data)

	For the three months ended			For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$	RMB	RMB	US$

Non-GAAP net income from continuing operations attributable to ordinary shareholders	976,545	478,137	72,255	2,298,480	1,525,552	230,549

Weighted average number of shares:
Basic	2,845,374	2,868,756	2,868,756	2,841,289	2,861,562	2,861,562
Diluted	2,845,374	2,868,756	2,868,756	2,898,342	2,861,562	2,861,562
Diluted (Non-GAAP)	2,908,746	2,940,271	2,940,271	2,898,342	2,939,725	2,939,725

Non-GAAP net income per ADS from continuing operations(6):
Basic	0.69	0.33	0.05	1.62	1.07	0.16
Diluted	0.67	0.33	0.05	1.59	1.04	0.16

(6) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by continuing operating activities	19,715,409	16,413,556	2,480,476	25,603,545	12,640,631	1,910,298
Net cash used in discontinued operating activities	(1,068,979)	—	—	(2,485,741)	—	—
Net cash provided by operating activities	18,646,430	16,413,556	2,480,476	23,117,804	12,640,631	1,910,298
Net cash used in continuing investing activities	(16,311,812)	(20,347,156)	(3,074,936)	(20,549,369)	(21,288,296)	(3,217,164)
Net cash used in discontinued investing activities	(15,363,936)	—	—	(17,871,171)	—	—
Net cash used in investing activities	(31,675,748)	(20,347,156)	(3,074,936)	(38,420,540)	(21,288,296)	(3,217,164)
Net cash provided by continuing financing activities	8,210,989	4,829,045	729,783	10,527,638	18,136,118	2,740,796
Net cash provided by discontinued financing activities	8,381,910	—	—	14,054,620	—	—
Net cash provided by financing activities	16,592,899	4,829,045	729,783	24,582,258	18,136,118	2,740,796
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(93,457)	1,191,602	180,079	(130,078)	737,103	111,393
Net increase in cash, cash equivalents and restricted cash	3,470,124	2,087,047	315,402	9,149,444	10,225,556	1,545,323
Cash, cash equivalents and restricted cash at beginning of period	29,842,970	37,937,046	5,733,183	24,163,650	29,798,537	4,503,262
Cash, cash equivalents and restricted cash at end of period	33,313,094	40,024,093	6,048,585	33,313,094	40,024,093	6,048,585

Net cash provided by continuing operating activities	19,715,409	16,413,556	2,480,476	25,603,545	12,640,631	1,910,298
Add: Impact from JD Finance related credit products included in the operating cash flow	3,748,681	1,479,633	223,607	4,143,977	200,179	30,252
Less: Capital expenditures
Land use rights and construction in progress	(907,277)	(3,837,257)	(579,900)	(1,290,650)	(5,156,576)	(779,280)
Other CAPEX	(397,871)	(906,750)	(137,031)	(677,879)	(3,353,489)	(506,792)
Free cash flow	22,158,942	13,149,182	1,987,152	27,778,993	4,330,745	654,478

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018

Free cash flow (in RMB billions)	22.2	(8.4)	(1.7)	(8.8)	13.1
Inventory turnover days(7) — TTM	36.3	36.9	38.1	37.2	37.9
Accounts payable turnover days(8) — TTM	56.2	58.4	59.1	58.2	60.9
Accounts receivable turnover days(9) — TTM	1.2	1.3	1.4	1.6	1.9
GMV(10) (in RMB billions)	335.3	302.5	403.4	330.2	437.4
Annual active customer accounts(11) (in millions)	258.3	266.3	292.5	301.8	313.8

(7) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(8) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the direct sales business.

(9) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(10) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes orders placed on our websites and mobile apps as well as orders placed on third-party websites and mobile apps that are fulfilled by us or by our third-party merchants. GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts that are comparable to the disclosed parameters in GMV definition by our major industry peer. The company believes that GMV provides a measure of the overall volume of transactions that flow through our platform in a given period and is only useful for the purposes of industry and peer comparisons.

(11) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$	RMB	RMB	US$

Income/(loss) from operations from continuing operations	(402,984)	(1,033,919)	(156,249)	258,339	(1,029,488)	(155,578)
Reversal of: Revenue from business cooperation arrangements with equity investees	(204,968)	(240,729)	(36,380)	(414,599)	(477,466)	(72,156)
Add: Share-based compensation	747,228	937,783	141,721	1,283,416	1,571,891	237,549
Add: Amortization of intangible assets resulting from assets and business acquisitions	442,584	450,113	68,022	882,216	896,398	135,467
Non-GAAP income from operations from continuing operations	581,860	113,248	17,114	2,009,372	961,335	145,282
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	527,588	809,119	122,278	1,040,144	1,557,379	235,357
Non-GAAP EBITDA from continuing operations	1,109,448	922,367	139,392	3,049,516	2,518,714	380,639

Total net revenues	93,201,975	122,291,030	18,481,061	168,420,162	222,418,931	33,612,751

Non-GAAP operating margin from continuing operations	0.6%	0.1%	0.1%	1.2%	0.4%	0.4%

Non-GAAP EBITDA margin from continuing operations	1.2%	0.8%	0.8%	1.8%	1.1%	1.1%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) from continuing operations attributable to ordinary shareholders	(287,012)	(2,212,470)	(334,357)	11,762	(687,530)	(103,900)
Add: Share-based compensation	747,228	937,783	141,721	1,283,416	1,571,891	237,549
Add: Amortization of intangible assets resulting from assets and business acquisitions	442,584	450,113	68,022	882,216	896,398	135,467
Add: Reconciling items on the share of equity method investments(12)	231,158	162,285	24,525	453,441	463,884	70,104
Add: Impairment of goodwill, intangible assets, and investments	67,963	—	—	123,157	6,088	920
Add: Loss from fair value change of long-term investments, net of tax	—	2,683,962	405,610	—	1,069,586	161,640
Reversal of: Revenue from business cooperation arrangements with equity investees	(204,968)	(240,729)	(36,380)	(414,599)	(477,466)	(72,156)
Reversal of: Gain on disposals/revaluation of investments	—	(1,410,201)	(213,115)	—	(1,410,201)	(213,115)
Reversal of: Income from non-compete agreement	(20,408)	(18,995)	(2,871)	(40,913)	(37,943)	(5,734)
Add: Tax effects on non-GAAP adjustments	—	126,389	19,100	—	130,845	19,774
Non-GAAP net income from continuing operations attributable to ordinary shareholders	976,545	478,137	72,255	2,298,480	1,525,552	230,549

Total net revenues	93,201,975	122,291,030	18,481,061	168,420,162	222,418,931	33,612,751

Non-GAAP net margin from continuing operations	1.0%	0.4%	0.4%	1.4%	0.7%	0.7%

(12) To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.